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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Prime Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Fremont Street, 30th Floor
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Maxwell 704-410-0561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 2nd Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Maxwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Prime Securities, LLC, as of December 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DENISIA DAVIS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
COM. EXP. 11/05/2020

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


WELLS
FARGO

WELLS FARGO PRIME SERVICES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wells Fargo Prime Services, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Prime Services, LLC (the Company), an indirect wholly-owned subsidiary of Wells Fargo & Company, as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Wells Fargo Prime Services, LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

San Francisco, California
February 25, 2016

WELLS FARGO PRIME SERVICES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	40,001,511
Restricted cash		317,586
Due from clearing brokers		2,505,242
Accounts receivable, net		529,569
Deposits with clearing brokers		2,443,983
Prepaid expenses and other assets		573,079
Due from Parent		1,885,532
Intangible assets, net		2,818,667
Total assets	$	51,075,169
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	556,365
Commissions and bonuses payable		6,367,540
Due to customers		2,159,689
Accrued expenses and other liabilities		3,197,594
Total liabilities		12,281,188
Member's equity		38,793,981
Total liabilities and member's equity	$	51,075,169

See accompanying notes to statement of financial condition.

WELLS FARGO PRIME SERVICES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition

December 31, 2015

(1) Summary of Significant Accounting Policies

(a) Description of Business

Wells Fargo Prime Services, LLC (the "Company"), is a Delaware limited liability company formed on April 1, 2004. The Company is a subsidiary of Everen Capital Corporation (the "Parent"), a wholly-owned subsidiary of Wells Fargo & Company. As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") as a fully disclosed securities and futures broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and National Futures Association ("NFA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, futures on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

The Company provides securities and derivatives trading and various brokerage firm services to hedge funds, corporations, and institutional investors. J.P. Morgan Clearing Corp., Goldman Sachs Execution and Clearing L.P., and Wells Fargo Securities, LLC, an affiliate, (collectively, the "Clearing Brokers") are custodians who provide custody and/or clearing services to the Company.

(b) Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of ninety days or less to be cash equivalents.

(d) Restricted Cash

The Company has entered into a letter of credit dated May 31, 2006. The letter of credit is used as a deposit for the Company office lease. The restricted cash on this letter of credit is invested in a certificate of deposit that automatically renews annually with an outside financial institution. The lease associated with the letter of credit expires on August 31, 2016. As of December 31, 2015, the balance of the restricted cash was $317,586.

(e) Due from Clearing Brokers

Pursuant to the clearance agreements with the Clearing Brokers, the Company introduces all of its customer securities to the Clearing Brokers on a fully-disclosed basis. The amount due from Clearing Brokers represents the net amount due from the brokers, primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or short stock sales that are customer related. In the normal course of business, the balance in the trading account reflects net amounts due from the Clearing Brokers. Generally, interest on outstanding balance is earned at money market rates.

(f) *Accounts Receivable, net*

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. There is no allowance for estimated losses recognized as of December 31, 2015. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

(g) *Deposits with clearing brokers*

The Company maintains cash deposits with the clearing brokers that perform clearing and/or custodial functions for the Company. At December 31, 2015 the Company has $1,443,983 on deposit at J.P Morgan Clearing Corp. and $1,000,000 on deposit at Goldman Sachs Execution & Clearing L.P.

(h) *Due from/to Parent*

The Parent incurs expenditures on behalf of the Company, which are reflected as expenses on the books of the Company. Amounts due from or to the Parent represent a cash advance to the Parent by the Company for reimbursement of such expenditures or amounts due, respectively. As of December 31, 2015, the amount due from the Parent is $1,885,532. See Note 6.

(i) *Intangible Assets, net*

The Company recorded an intangible asset for the estimated fair value of its customer relationships as part of the purchase accounting related to the acquisition on August 1, 2012 by Everen Capital Corporation, a wholly owned subsidiary of Wells Fargo & Company. This amount is being amortized over its estimated useful life of 4 years. The Company reviewed such intangible for impairment in 2015 and concluded that there has been no event or change in circumstance indicating that the carrying amount may not be recoverable. As a result, there was no impairment recorded for the year ended December 31, 2015.

(j) *Federal and State Income Taxes*

The Company is a single-member limited liability company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes.*

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. The Company recognizes accrued interest and penalties, as appropriate, related in unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2015 and there was no accrued interest at December 31, 2015. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2015, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2011 and forward.

(k) Use of Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the statement of financial condition and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

(2) Intangible Assets

The gross carrying value of intangible assets and accumulated amortization at December 31, 2015, is presented in the following table:

	Gross Carrying Value	Accumulated Amortization	Net Asset
Customer Relationships	$ 20,910,000	$ 18,091,333	$ 2,818,667

(3) Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2015. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

(b) Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

Cash held by the Clearing Brokers is insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the Clearing Brokers, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by the Clearing Brokers that maintain custody of customers' securities and provide financing to customers. Through indemnification provisions in agreements with Clearing Brokers, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(4) Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

(5) Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2015, the Company had regulatory net capital, as defined, of $32,669,503 which exceeded the amount required by $31,850,757. The Company's aggregate indebtedness to net capital ratio was 0.38 to 1.

The Company is exempt from the SEC Rule 15c3-3 pursuant to the provisions (k)(2)(i) and (k)(2)(ii) as all customer transactions are cleared through the Clearing Brokers on a fully disclosed basis and all customer rebates of commissions are processed through a "Special Bank Account for the Exclusive Benefit of Customers". Under these exemptions, the Company is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

(6) Related Party Transactions

The Company is party to an expense sharing agreement with the Parent. This agreement allows the Parent to provide certain services to the Company and for certain direct and indirect expenses to be allocated to the Company and net settled on a monthly basis.

Wells Fargo Securities, LLC is a related party clearing broker/dealer that custodies client funds and clears client trades.

(7) Commitments

The Company has several non-cancelable operating leases, that expire over the next two years. The following is a table summarizing significant commitments as of December 31, 2015, consisting of future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year.

The following commitments include rent expense relating to leases to which the Company has title. Rent expense relating to leases to which the Company's Parent has title are excluded from this table.

	Operating Leases
2016	$ 242,087
2017	160,250
	$ 402,337

(8) Subsequent Events

Management evaluated subsequent events through February 25, 2016, the date the statement of financial condition was available to be issued. There were no material subsequent events that required disclosure in the statement of financial condition.